

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Via E-mail
Timothy Leybold
Chief Financial Officer
Till Capital Ltd.
Continental Building
25 Church Street
Hamilton, HM12, Bermuda

> **Re: Till Capital Ltd.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed February 17, 2015**
> **File No. 000-55324**

Dear Mr. Leybold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please refer to prior comment 2. Please expand your disclosure to include the $16.9 million of royalty and mineral interests at September 30, 2014. Explain to us your basis for excluding these assets in your evaluation of the 30% investment limitation. Also, explain your statement that "we do not expect the impact of the Properties to be significant to our business after the current fiscal period," when you plan to divest these interest in order to "maximize RRL's return on investment." In addition, describe any known uncertainties governing the Properties and explain how the planned management of these assets is intended to affect your future liquidity and results of operations.

2. Please refer to prior comment 3. Please expand your proposed disclosure to include the assertion in your response that "we do not expect the impact of the Properties to be significant to our business after the current fiscal period." Explain the factors considered in concluding that the divestiture of these Properties would not result in additional

impairment losses or reversal of previously-recorded impairment losses that would be material to your future operating results.

3. Your pro forma presentation appears to be intended to provide investors with information about the continuing impact of the business activities of entities included in the Arrangement and Omega Insurance Holdings. Please explain how this presentation differs from the expected results of your planned reinsurance operations, which at present appears to have no meaningful impact on your pro forma presentation. Revise your disclosure accordingly.

The Arrangement, page 17

4. Please revise your disclosure to include your response to prior comment 5. Additionally please provide organizational charts for the companies prior to the arrangement and reorganization and after the completion of the arrangement and reorganization. The organizational charts should show the connections and percentage ownership of the various entities and Mr. Sheriff.

5. Investments, page F-14

5. Please refer to prior comment 13. As requested, please describe any known uncertainties governing the investments made by Courant and explain how the planned management of these assets is intended to affect your future liquidity and results of operations.

Other Comments

6. Please note that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when all of our comments are cleared.

7. Comments to your application for confidential treatment will be delivered under separate cover.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director